

05040964

ATES
IGE COMMISSION
20549

SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2005
WASH, D.C. 209 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27683

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fox-Pitt, Kelton Inc

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
APR 0 7 2005
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street
(No. and Street)

New York	New York	10055
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Daniel M. Fishbane, Managing Director — 212-317-5657
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Daniel M. Fishbane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox-Pitt, Kelton Inc, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

Managing Director, Financial & Operations Principal

Title

Notary Public

JUDITH PRAGER
Notary Public, State of New York
No. 02PR5063590
Qualified in Kings County
Commission Expires July 29, 20 06

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fox-Pitt, Kelton Incorporated

Statement of Financial Condition
December 31, 2004


SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2005
WASH, D.C.
209
SECTION

Fox-Pitt, Kelton Incorporated
Index
December 31, 2004

Page(s)

This report contains the following:



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Fox-Pitt, Kelton Incorporated

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fox-Pitt, Kelton Incorporated (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 30, 2005

Fox-Pitt, Kelton Incorporated
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 24,170,519
Receivable from clearing broker	1,608,368
Trading assets, at fair value	1,800,271
Fixed assets and leasehold improvements at cost, less accumulated depreciation and amortization of $4,436,004	872,162
Receivable for insurance claim	2,475,000
Receivable from customers	711,872
Receivable from affiliate	110
Other assets	564,285
Total assets	$ 32,202,587
Liabilities and Stockholder's Equity	
Liabilities	
Trading liabilities, at fair value	$ 1,965,718
Payable to clearing broker	2,536,733
Accounts payable and accrued expenses	1,048,963
Income taxes payable to affiliate	477,395
Payable to affiliates	10,174,298
Total liabilities	16,203,107
Stockholder's equity	
Common stock, $1 par value 50,000 shares authorized; 10,000 shares issued and outstanding	42,400
Additional paid-in capital	17,445,936
Retained deficit	(1,488,856)
Total stockholder's equity	15,999,480
Total liabilities and stockholder's equity	$ 32,202,587

The accompanying notes are an integral part of this statement of financial condition.

1. Nature of Operations and Organization of the Company

Fox-Pitt, Kelton Incorporated (the "Company") is a wholly owned subsidiary of Fox-Pitt, Kelton Corporation ("FKC"), which is a wholly owned subsidiary of Fox-Pitt, Kelton Group Limited ("FKG"), a limited liability company incorporated in England and Wales. FKG is a wholly owned subsidiary of Swiss Re GB PLC, which is a wholly owned subsidiary of the Swiss Reinsurance Company ("Swiss Re"), a limited liability company incorporated in Switzerland.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's principal business activity is acting as a broker-dealer for equity securities particularly in the insurance and banking sectors. In addition, the Company underwrites equity securities on behalf of clients to raise necessary capital as well as advises clients on their business strategies. Within those sectors its clients consist principally of institutional investors including investment companies and pension plans. The Company clears its customers' securities transactions through an unaffiliated broker-dealer on a fully disclosed basis. The Company also executes foreign securities transactions for customers which are cleared by an affiliated broker-dealer in the United Kingdom.

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents comprise demand-deposits in banks, investments in a money market account and funds held on deposit with clearing broker.

Trading Assets and Liabilities
Trading assets and liabilities primarily comprise U.S. equity securities that are recorded on a trade date basis and are carried at fair value. Fair value is based on listed market prices or broker or dealer quotations. Realized and unrealized gains and losses on trading positions are recorded as trading profits.

Securities sold, but not yet purchased, represent liabilities resulting from the Company selling securities that the Company does not own. These positions are carried at their fair value and are reported in trading liabilities, at fair value, on the Statement of Financial Condition.

Fixed Assets and Leasehold Improvements
Office equipment is depreciated on a straight-line basis using an estimated useful life of three years for computer equipment, three years for telephone equipment and four years for other office equipment. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining term of the respective leases or the estimated useful life of the improvements.

Income Taxes
The Company is a member of a group which files a consolidated federal income tax return and combined state and local income tax returns with FKC. The tax allocation between members provides that each member shall compute and pay its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net

operating losses or other tax attributes that they generated are carried back or forward in accordance with the taxing authorities.

Deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. The future tax benefits of deferred tax assets are recognized when the realization of such benefits are more likely than not.

Use of Estimates
The preparation of this statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financialstatements. Actual results could differ from those estimates.

Guarantees
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss to be remote.

3. Related Party Transactions

During 2004, the Company entered into a revolving subordinated loan agreement with SRFPC. Under the terms of the agreement, SRFPC is willing to issue revolving credit bans to the Company not to exceed $100,000,000 in the aggregate. This credit line may be drawn down by the Company on a revolving basis, subject to the provisions of the agreement, and the Company may borrow such amounts as it may see fit. During 2004, the Company did not draw down on this agreement.

Under an arrangement with Swiss Re America Holdings ("SRAH") (an affiliated company wholly owned by Swiss Re) the Company is allocated certain communications, office and other expenses. At December 31, 2004 an amount of $256,740 is included in Payable to affiliates related to these arrangements.

Under a service agreement with Conning & Company, a wholly owned subsidiary of SRAH, the Company is provided certain operational and administrative services for the Hartford office location. At December 31, 2004 an amount of $114,906 is included in Payable to affiliates related to these costs.

Swiss Re Financial Services Corporation ("SRFSC") makes overhead payments on behalf of the Company and also provides various administrative services to the Company. At December 31, 2004 and amount of $1,281,635 is included in Payable to affiliates relating to these costs.

Fox-Pitt, Kelton Limited ("FKL") provides trade execution services in the European equity market to the Company. FKL remits trade commissions and allocates the related clearing

expense and other costs to the Company. At year end, an amount of $102,694 is included in Payable to affiliates relating to FKL.

Fox-Pitt, Kelton Asia ("FKA") provides trade execution services in the Asian equity market to the Company. FKA remits trade commissions and allocates the related clearing expense and other costs to the Company. At year end, an amount of $110 is included in Receivable from affiliates relating to FKA.

The Company has an agreement with an affiliate, Swiss Re Financial Products Corporation ("SRFPC"), whereby certain services are performed on behalf of the Company. At December 31, 2004 an amount of $8,359,370 is included in Payable to affiliates related to these costs.

4. Income Taxes

The Company has recorded no benefit for the future tax benefit of its current year net operating loss due to cumulative losses in recent years. In accordance with the criteria of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," a valuation allowance of $9,143,517 has been recorded against the Company's net deferred tax asset at December 31, 2004.

At December 31, 2004 the Company has net operating loss carryforwards of approximately $19,034,692 and $21,245,692 available for federal and state and local income tax purposes, respectively. These losses will expire between 2023 and 2024. These losses, and basis differences in connection with fixed assets, comprise the Company's net deferred tax asset.

At December 31, 2004, the effective tax rate was lower than the statutory federal tax rate, primarily due to the impact of state and local taxes, the deferred tax reconciliation and the establishment of a valuation allowance against the Company's net deferred tax asset.

5. Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the statement of financial condition. As a registered broker-dealer, securities owned are recorded at market value. The fair value of primarily all other financial assets and liabilities are considered to approximate the recorded value due to their short-term nature.

6. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company's securities transactions as principal and as agent are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds and other financial institutions. In the normal course of business, securities transactions of brokerage customers of the Company are introduced and cleared through a clearing broker.

In the normal course of business, the Company executes, as agent, foreign securities transactions on behalf of customers. In the event that the counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligation is unsecured. Also, if securities are not received, the Company is subject to risk of loss if the market value of such securities has increased over the contract amount of the transactions. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

The Company's policy is to monitor its market exposure and counterparty risk. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company's securities positions are cleared through an unaffiliated broker-dealer in the United States and through an affiliated broker-dealer in the United Kingdom. These securities are held in custody at major international financial institutions which have worldwide custody facilities and are members of major securities exchanges. The Company is subject to credit risk to the extent that this institution may be unable to fulfill its obligation to return the Company's securities or cash held at the broker. The Company had $23,945,426 of cash on deposit at its unaffiliated broker-dealer clearing broker as of December 31, 2004 of which $23,695,426 is included in cash and cash equivalents and $250,000 is included in Receivable from clearing broker on the statement of financial condition.

Pursuant to the terms of the agreements between the Company and these clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2004, there were no outstanding claims against the Company and the Company made no payments to the clearing broker related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

7. Receivable for Insurance Claim

Receivable for insurance claim comprises $2,475,000 in respect of a claim made under a Fidelity bond held by the Company in respect of $3,375,000 of losses incurred due to actions by a former employee of the Company. Management has filed required claim documents with the insurance carrier and believes that recovery is probable. Accordingly, the receivable has been recorded in the statement of financial condition as receivable for insurance claim, and as required under FASB Interpretation No. 30 "Accounting for Involuntary Conversions of Nonmonetary Assets of Monetary Assets" is shown net of the loss incurred within other expense on the statement of operations.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined.

During the year, the Company had physical possession of certain customer owned securities in excess of the timeframe allowed by the exemptive provisions of 15c3-3. These securities were lost. At December 31, 2004, the Company reported a net capital deficiency of $22,590,963, primarily related to aged security charges of $31,862,000 pursuant to SEC Rule 15c3-1 resulting from the lost security certificates that had not yet been re-issued. All such security certificates had been subsequently re-issued by February 3, 2005, and the Company was no longer required to take the charges noted above.

9. Subsequent Event

On January 27, 2005 the Company drew down $30,000,000 under the revolving subordinated loan agreement with SRFPC (see note 3.).